FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February, 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Notificati
on of Transactions of Directors and
 Persons Discharging Managerial Responsibility

I give below details of changes in the interests of
:

  Directors and
  Persons Discharging Managerial Responsibility
  in the Ordinary s
  hares of GlaxoSmithKline plc in respect of the
  under
  mentioned
  persons
   arising from the
  sale
  of Ordinary
  s
  hares at a price of
  £11.91
  per Ordinary Share on
  19 February 2009
  to meet their tax liabilities following the vesting of a Performance Share Plan (PSP) award
  :

No . of Ordinary s hares sold to meet tax liabilities following the vesting of a PSP award
Dr M M Slaoui*	6,188
Mr S M Bicknell	1,293
Mr E J Gray	2,738
Mr D Learmouth	1,293
Ms C Thomas	2,060
Mr D S Redfern	2,738

    * Denotes an Executive Director

  Persons
   Discharging Managerial Responsibility in the
  American Depositary Shares (ADSs)
  of GlaxoSmithKline plc in respect of the under mentioned
  persons
   arising from the
  withholding of shares
  at a price of
  $33.42

  per
  ADS
  on
  19

  February 2009
  to meet their tax liabilities following the vesting of a Performance Share Plan award
  :

No . of ADSs withheld to meet tax liabilities following the vesting of a PSP award
Mr W C Louv	990

    * Denotes an Executive Director

The Company, Directors, Persons Discharging Managerial Responsibility were advised of these transactions on
20 February 2009
.

This notification relates to a transaction notified in accordance with

Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Deputy
Company Secretary

20 February 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 20,  2009

By: VICTORIA WHYTE

------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc